Mail Stop 3561

November 10, 2009

Donald J. Shippar,
Chairman, Chief Executive Officer, President
Allete, Inc.
30 West Superior Street
Duluth, MN 55802

      Re: **Allete, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 13, 2009
               File No. 001-03548

Dear Mr. Shippar:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director